Exhibit 99.4

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In this translation an attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitably, differences may occur in translation, and if so, by law the Dutch text will govern.

Deed of partial amendment of the articles of association

(Amendment Authorized Capital)

On the @ day of @ two thousand twenty-@, appeared before me, Jan-Mathijs Petrus Hermans, civil-law notary, practising in Amsterdam, the Netherlands:

[@name deputy civil-law notary Dentons Europe LLP in Amsterdam, the Netherlands].

The said individual declared as follows:

WHEREAS

A.	On the @ day of January two thousand twenty-four, the general meeting of Sono Group N.V., a public company ('naamloze vennootschap'), with its statutory seat in Amsterdam, the Netherlands, (office address: 8093 5 Munich, Germany, Waldmeisterstrasse 76) and registered with the Trade Register held by the Chamber of Commerce for the Netherlands under number 80683568 (the Company), inter alia resolved (the Shareholders’ Resolutions) during an extraordinary general meeting of the Company held in Amsterdam, the Netherlands, on the thirty-first day of January two thousand twenty-four (the EGM), to partially amend the articles of association of the Company (the Articles of Association).

B.	By the Shareholders’ Resolutions, it was furthermore resolved to authorize the person appearing to have this deed executed.

C.	In furtherance of the Shareholders’ Resolutions, on the @ day of @ two thousand and twenty-@, the management board of the Company determined (the Management Board Resolutions), as authorized by the Shareholders' Resolutions, the to be amended autorized capital of the Company as outlined in this deed.

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D.	The Articles of Association of the Company were established at incorporation of the Company, by a deed executed on the twenty-third day of October two thousand twenty before P.C.S. van der Bijl, civil-law notary in Amsterdam, the Netherlands.

E.	The Articles of Association of the Company have been last amended by a deed, executed on the @ day of @ two thousand and twenty-@, before [@(a substitute of) mr. J.-M.P. Hermans], aforementioned civil-law notary., also pursuant to the Shareholders’ Resolutions.

AMENDMENT ARTICLES OF ASSOCIATION

By implementing the Shareholders’ Resolutions and the Management Board resolution, the said individual, acting as aforesaid, declares that the Articles of Association are hereby partially amended as follows:

Article 5.1 is hereby amended and will read as follows:

5.1	The Company’s authorised share capital amounts to @ euro (EUR @).

Article 5.2 is hereby amended and will read as follows:

5.2	The authorized share capital is divided into:

a.	@ (@) ordinary shares, each having a nominal value of one eurocent (EUR 0.01); and

b.	@ (@) high voting shares, each having a nominal value of twenty-five eurocents (EUR 0.25).

FINAL STATEMENTS

A.	Upon this deed coming into effect, a share issue will become effective, so that as per the moment of the subject amendment of the Articles of Association the issued capital of the Company consists of:

i.	@ (@) ordinary shares, with a nominal value of one eurocent EUR (0.01) each; and

ii.	@ (@) high voting shares, with a nominal value of twenty-five eurocent (EUR 0.25) each,

so that as per the moment of the subject amendment of the Articles of Association, the issued and paid-up capital of the Company amounts to @ euro (EUR @).

B.	The following annexes are attached to this deed:

(i)	the convening notice and agenda to the EGM (Annex 1)

(ii)	the minutes evidencing the Shareholders’ Resolutions (Annex 1); and

(iii)	the Management Board Resolutions (Annex 2).

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END

The said individual is known to me, civil-law notary.

This deed was executed in Amsterdam, the Netherlands, on the date first above written. I, civil-law notary, stated and explained the substance of this deed and pointed out the consequences of its contents to the said individual. The said individual then declared that he had noted the contents of this deed and that he agreed therewith. Subsequently, this deed was executed and was, immediately after it had been read aloud in part, signed by the said individual and by me, civil-law notary.